JG

SECUR 16002054
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVP Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, Suite 1450
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Perlstein (212) 962-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Garick, CPA, LLC
(Name – *if individual, state last, first, middle name*)

19987 Villa Lante Place	Boca Raton	Florida	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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AKB

OATH OR AFFIRMATION

I, Steven Perlstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVP Financial, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/Owner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO

Acknowledgment by Individual

State of FLORIDA

County of PALM BEACH

On this 23 day of APRIL, 20 16, before me, BEATRIZ A. CASTRO
Name of Notary Public

the undersigned Notary Public, personally appeared
STEVEN PERLSTEIN

Name of Signer(s)

○ Proved to me on the oath of

○ Personally known to me

☒ Proved to me on the basis of satisfactory evidence NY D.L # 764 943 854
(Description of ID)

to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged that he/she/they executed it.

WITNESS my hand and official seal.

BEATRIZ A. CASTRO NOTARY My Comm. Expires January 28, 2019 No. FF193837 PUBLIC STATE OF FLORIDA

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(Signature of Notary Public)

My commission expires 1/28/19

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Description of Attached Document

Type or Title of Document
OATH OR AFFIRMATION; ANNUAL AUDITED REPORT

Document Date
4/23/16

Number of Pages
1

Signer(s) Other Than Named Above

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DSG5350 (Rev01-01/15)

FO01-00000DSG5350-01

MVP FINANCIAL, LLC

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

MVP FINANCIAL, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December, 31, 2015

ASSETS

Cash	$ 56,482
Accounts Receivable	1,385
TOTAL ASSETS	$ 57,867

LIABIILITES AND MEMBER'S EQUITY (DEFICIT)

LIABILITIES	
Accounts payable and accrued liabilities	$ 37,645
Subordinated loan payable	25,000
TOTAL LIABILITIES	62,645
COMMITEMENTS	
MEMBER'S EQUITY (DEFICIT)	(4,778)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 57,867

See the Accompany Notes to Consolidated Financial Statements

MVP FINANCIAL, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2015

REVENUE	
Fee Income	$ 194,125
TOTAL REVENUE	194,125
EXPENSES	
Advertising	2,462
Communications and data processing	4,523
Dues and Subscriptions	996
Interest Expense	3,000
Insurance	576
Office Expense	4,975
Professional Fees	131,548
Regulatory fees and expenses	4,718
Travel and entertainment	3,801
TOTAL EXPENSES	156,599
NET INCOME	$ 37,526

See the Accompany Notes to Consolidated Financial Statements

MVP FINANCIAL, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)

Year Ended December 31, 2015

	Total Member's Equity (Deficit)
Balance, January 1, 2014	$ (28,456)
Net Income	37,526
Contributions	500
Distributions	(14,348)
Balance, December 31, 2015	$ (4,778)

See the Accompany Notes to Consolidated Financial Statements

MVP FINANCIAL, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITES	$ 37,526
Net Income	
Adjustment to reconcile net income (loss) to net cash flows from operating activities:	
Changes in operating assets and liabilities	
Commission receivables	(1,385)
Prepaid expenses	(173)
Accounts payable and accrued liabilities	28,401
NET CASH FLOWS FROM OPERATING ACTIVITIES	64,369
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(14,348)
Contributions	500
NET CASH FLOWS FROM FINANCING ACTIVITIES	(13,848)
NET INCREASE IN CASH	50,521
CASH AT BEGINNING OF YEAR	5,961
CASH AT END OF YEAR	$ 56,482
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ 5,000

See the Accompany Notes to Consolidated Financial Statements

MVP FINANCIAL, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Nature of business and summary of significant accounting policies

Nature of business

MVP Financial, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Corporation incorporated January 15, 2004.

Principles of Consolidation

The consolidated financial statements include the Company's majority-owned entities, Hedge Beige LLC, Hedge Blue LLC, Hedge Red LLC, Hedge Green LLC, Hedge Gray LLC, and Hedge Silver LLC. All significant intracompany transactions are eliminated. Income from the consolidated entities was approximately $189,000 in 2015.

Liquidity

The Company has a negative working capital and members deficit of approximately $4,800 at December 31, 2015. The Company believes it has sufficient liquidity as a result of an improvement in operating activities to fund working capital needs through the beginning of 2017. There is no assurance that the Company can be successful in obtaining additional debt or equity financing beyond 2016 if operating activities should deteriorate. In the event that the Company can't meet its operating requirements, future operations may need to be scaled back or discontinued.

Correction for Prior Period Error

The Company is correcting for a prior period error in accounting principle as consolidation is deemed to be the proper accounting as the Company maintains controlling interest in certain special purpose entities "SPE's" which are no longer deemed Variable Interest Equities as previously reported. This correction has no impact on net assets, liabilities, equity, or net income in 2015 as the SPE's are hedges that are netted.

Summary of significant accounting policies

Revenue Recognition - Fees from financial advisory assignments are recognized in earnings when the services related to the underlying transactions are earned under the terms of the assignment. Expenses associated with such transactions are recognized as they are incurred.

Proprietary securities transactions, if any, in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and

Nature of business and summary of significant accounting policies (continued)

commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions, if any, are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Management Fees – The Company receives management fees from clients of the SPE's for reporting and compliance services rendered with regard to the hedge transactions. Fees are recognized as earned.

Income taxes - The Company and each of the wholly owned subsidiaries are single member limited liability companies and are treated as disregarded entities for income tax purposes. Earnings are included in the member's personal income tax returns and taxed depending on his personal tax situation. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company believes it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. Management believes its tax returns are no longer subject to taxing authority examinations for years prior to 2012.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates and the differences could be material.

Cash and cash equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2015.

Fair value of financial instruments - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ACS 820, are used to measure fair value.

Nature of business and summary of significant accounting policies (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2 Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

(2) Consolidated Entities

The Company maintains a 100% ownership interest in six SPE's which were established to hedge the Company's risk in six different interest rate transactions each involving a series of leveraged forward contracts entered into with various clients. These SPE"s allow the Company to meet its obligations to its clients under the agreements, earn fees, and earn a possible significant settlement advantage should interest rates rise high enough to produce significant credit spreads among bond issuers. Accordingly, the Company consolidates each of these SPEs.

(2) Consolidated Entities (continued)

These SPEs are maintained by the Company to achieve certain risk-management and profit based objectives. The client makes a down payment and signs a note payable to the Company for the balance of the purchase price of a financial product which provides for minimum bond deliveries at stated intervals along with a bonus of additional bonds based upon a stated notational amount should interest rates ever exceed a specified rate on enumerated measurement dates. The down payments are primarily used by the SPEs to purchase interest rate caps and/or swaptions whose proceeds are dedicated and equal to the amount of any bond delivery bonus. The fair value of the note receivable and the interest rate caps or swaptions are worth at least the obligation under the forward contract and call options. A swaption is an option on an interest-rate swap that gives the client the right to enter into a specified interest-rate swap at a certain time in the future. When used as a hedge, a swaption can protect the client's liability exposure against future interest-rate changes.

As of December 31, 2015, the fair value of the notes receivable and swaptions totaled approximately $1.6 billion and the fair value of the financial product liability was approximately $1.6 billion, commensurately. As a result of SPE's hedging activities, in the year ended December 31, 2015, the financial products incurred a loss of approximately $146.4 million relating to the change in fair value, and income of approximately $146.4 million from the accretion of the original issue discount and stated interest, and change in fair value of the swaptions. Accordingly, as a result of relatively stable interest rates net income and losses recognized by the SPEs have no significant difference and are netted in the financial statements

Fair value measurements

A description of the valuation techniques applied to the SPEs major categories of assets and liabilities measured at fair value on a recurring basis follows:

Interest rate caps and/or swaptions are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from financial institutions. These valuations are based on a market approach. These quotes generally represent indicative levels at which a party may be willing to enter into a transaction.

Fair value of notes receivable are estimated using a discounted cash flow model. Notes receivable are differentiated based on their individual portfolio characteristics, such as product classification, loan category, pricing features and remaining maturity. Assumptions for expected losses, prepayments and discount rates are adjusted to reflect

(2) Consolidated Entities (continued)

the individual characteristics of the notes receivable, such as credit risk, coupon, term, and payment characteristics, as well as the secondary market conditions for these types of notes. There was limited or no observable market data for the note receivable portfolios, which indicates that the market for these types of notes is considered to be inactive. Given the limited market data, these fair value measurements cannot be determined with precision and changes in the underlying assumptions used, including discount rates, could significantly affect the results of current or future fair value estimates. In addition, the amount that would be realized in a forced liquidation, an actual sale or immediate settlement could be significantly lower than both the carrying value and the estimated fair value of the SPEs' portfolio

A discounted cash flow method is generally used to value performing credit-oriented investments. The fair value of the SPEs' financial product liabilities is a level 3 valuation that is estimated based on a discounted future cash-flow calculation using discount factors derived from current observable rates implied for other similar instruments with similar remaining maturities.

The following table summarizes the composition and fair value hierarchy of the SPEs financial assets and liabilities as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Notes receivable	$ -	$ -	$ 1,579,023,934	1,579,023,934
Interest-rate caps/Swaptions	-	1,617,857	-	1,617,857
Total assets	$ -	$ 1,617,857	$ 1,579,023,934	$ 1,580,641,791
Liabilities:				
Forward contracts - financial product liability	$ -	$ 1,617,857	$ 1,579,023,934	$ 1,580,641,791

There were no significant transfers between Level 2 and Level 3 within the fair value hierarchy for the year ended December 31, 2015.

(3) Subordinated loan agreement

During June 2009, the Company entered into a $50,000 subordinated loan agreement with a related party individual. The loan accrues interest at 12% per annum, with no specified repayment terms and is due on demand. As of December 31, 2015, total outstanding principal and accrued interest (included in accounts payable and accrued expenses on the accompanying Statement of Financial Condition) was $25,000 and

(3) Subordinated loan agreement (continued)

$1,750, respectively. Interest expense incurred on this loan totaled $3,000 for the year ended December 31, 2015.

(4) Related party transactions

During 2015, the Company received professional consulting services from an individual related to the Company's sole member totaling $5,125.

(5) Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. Cash and securities, if any, held by these financial institutions did not exceed FDIC or SIPC limits at December 31, 2015.

(6) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had a net capital of $20,222, which was $15,222 above its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.86 to 1.

(6) Net capital requirements (continued)

The Company was not constantly in compliance with its net capital requirement during the year ended December 31, 2015.

As a result of the net capital deficiency, FINRA may impose certain fines and penalties on the Company. As of the date these financial statements were available to be issued, the likelihood and amount of these fines and penalties is undeterminable.

(7) Subsequent events

The Company has evaluated subsequent events through April 23, 2016 the date which the financial statements were available to be issued.

MVP FINANCIAL, LLC

COMPUTATION OF AGGREGATE INDEBETDNESS AND NET CAPITAL UNDER RULE 15c3-1

December 31, 2015

AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 37,645
Total aggregate indebtedness	$ 37,645
NET CAPITAL	
Total stockholder's equity from the statement of financial condition	$ (4,778)
Additions:	
Liabilities subordinated to claims of general creditors	25,000
Deductions:	
Nonallowable assets	
Commissions receivable	-
Prepaid expenses	-
TOTAL NONALLOWABLE ASSETS	-
Net capital before haircuts on securities positions	20,222
HAIRCUTS ON SECURITIES POSITIONS:	
Contractual securities commitments	-
Other	-
	-
NET CAPITAL	$ 20,222
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum required net capital	$ 5,000
Excess net capital	$ 15,222
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum required net capital	$ 14,222
Ratio of aggregate indebtedness to net capital	1.86

MVP FINANCIAL, LLC

STATEMENT PURSUANT TO RULE 17A-5(d)(4)

December 31, 2015

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015).

Net capital, as reported in company's Part II (unaudited) FOCUS Report	$10,721
Adjustments to accounts payable and accrued liabilities	9,501
Net capital per audit	$20,222

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2015, there were no changes to liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

MVP FINANCIAL, LLC

Exemption Report

MVP Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2):

I. Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company had no obligation under 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2015 without exception.

MVP FINANCIAL, LLC

I, Steven R. Perlstein swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: [signature] Date: 4/25/2016

Title: CEO

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 · T: 561 504 9041 · F: 561 883 1724 · W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of MVP Financial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 Reserve Requirement, in which (1) MVP Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MVP Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) MVP Financial, LLC stated that MVP Financial, LLC met the identified exemption provision throughout the most recent fiscal year without exception MVP Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MVP Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert H. Garick, CPA, LLC

Boca Raton, Florida

May 6, 2015

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.9041 • F: 561.886.1724 • W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of MVP Financial, LLC

We have audited the accompanying consolidated financial statements of MVP Financial, LLC (a State of Delaware corporation) (the "Company") and subsidiaries, which comprise the consolidated statement of financial condition as of December 31, 2015, and the related consolidated statements of operations, changes in members equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements and supplemental information. MVP, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of MPV Financial, LLC and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, in the prior year MVP Financial, LLC treated its wholly owned subsidiaries as variable interest entities. Management of the Company has determined that the proper accounting is to consolidate the subsidiaries. There was no impact to the assets, liabilities, equity, or net income as a result of this correction.

The Required Supplementary Information on pages 13 and 14 and the supplementary consolidating information on pages 15 and 16 has been subjected to audit procedures performed in conjunction with the audit of MVP Financial, LLC's financial statements. The supplemental information is the responsibility of MVP Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Robert H. Garick CPA LLC

Boca Raton, Florida

April 23, 2016

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 ○ T: 561.504.9041 ○ F: 561.883.1724 ○ W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of MVP Financial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 Reserve Requirement, in which (1) MVP Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MVP Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) MPV Financial, LLC stated that MPV Financial, LLC met the identified exemption provision throughout the most recent fiscal year without exception MPV Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MVP Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert H. Garick, CPA, LLC

Boca Raton, Florida

April 23, 2016